FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of January, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                  HSBC SELLS US WEALTH & TAX ADVISORY BUSINESS
                             IN MANAGEMENT BUY-OUT

HSBC USA Inc. has signed an agreement to sell Wealth & Tax Advisory Services USA Inc. ('WTAS') to participating WTAS managing directors in a management buy-out. WTAS provides tax advisory services in the United States to high net worth individuals including HSBC Private Bank customers. The transaction will enable WTAS to pursue a broader expansion strategy.

In consideration for the sale, HSBC will receive US$5 million in cash and deferred notes with a principal amount totalling US$60.85 million. Under the agreement, HSBC has an option to acquire 19.9 per cent of the equity of WTAS, subject to certain conditions and dilution as new managing directors join WTAS over time.

Chris Meares, HSBC Private Banking Chief Executive Officer, said: "We wish the WTAS management team well in taking the business forward. Our focus is on developing our core private banking activities in both developing and developed markets using HSBC's unique distribution network."

Completion of the transaction is subject to customary closing conditions.

Notes to editors:

1. WTAS

Wealth and Tax Advisory Services, Inc. ('WTAS') is one of the largest national independent tax advisory firms (unaffiliated with an auditing institution). It specialises in individual and business entity tax compliance and consulting, providing a wide range of tax, valuation and financial advisory services. The practice consists of over 350 professionals located in 11 major cities throughout the United States.

2. HSBC Private Bank

HSBC Private Bank is the marketing name for the private banking business conducted by the principal private banking subsidiaries of the HSBC Group worldwide. HSBC Private Bank, together with HSBC Guyerzeller and the private banking activities of HSBC Trinkaus & Burkhardt as well as the HSBC Private
Banking entities, provides private banking and trustee services to high net worth individuals and their families through 90 locations in some 37 countries and territories in the Americas, the Asia-Pacific region, Europe and the Middle East.

3. HSBC USA Inc.

HSBC USA Inc. is an indirectly-held, wholly owned subsidiary of HSBC North America Holdings Inc. HSBC USA Inc. one of the nation's 10 largest bank holding companies by assets and is the holding company of HSBC Bank USA, N.A.

4. HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 January 2008